Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: November 11, 2021

PR Newswire

Transfix Earns Great Place to Work CertificationTM

November 11, 2021

Transcript

NEW YORK, Nov. 11, 2021 /PRNewswire/ -- Transfix Inc. ("Transfix"), a leading, next-generation digital freight platform, announced today that it has been Certified™ by Great Place to Work®. The prestigious award is based entirely on current employees and their honest experiences while working at Transfix. This year, 86% of employees said it's a great place to work – 27 points higher than the average U.S. company.

Great Place to Work® is the global authority on workplace culture, employee experience, and the leadership behaviors proven to deliver market-leading revenue, employee retention, and increased innovation.

"We are proud to be Certified™ by Great Place to Work® as we truly value the employee experience and strive to ensure that everyone feels welcome and supported from the moment they start their journey with Transfix," said Chief People Officer, Brian Christman. "In the last year, we have seen immense growth within our company, and we attribute this success to our incredible team and all the hard work they put in daily. This certification is an honor and we dedicate this award to all of our employees."

"Great Place to Work Certification™ isn't something that comes easily – it takes ongoing dedication to the employee experience," said Sarah Lewis-Kulin, vice president of global recognition at Great Place to Work. "It's the only official recognition determined by employees' real-time reports of their company culture. Earning this designation means that Transfix is one of the best companies to work for in the country."

This year, Transfix launched several new Employee Resource Groups including Somos@ (Hispanic/Latinx community), Pride@ (LGBTQ+ community), AAPI@ (Asian American Pacific Islander community), and Parents@, for a total of six groups to better include all employees. While Transfix currently offers options for both remote and in-person work, events for employees to connect and bond are still organized regularly. Notable events from this past year include the Mid-Autumn Festival, safe space discussions led by our Asian American Pacific Islander, and ForTheCulture ERGs and team bonding activities including Paint Night, trivia, and more.

According to Great Place to Work research, job seekers are 4.5 times more likely to find a great boss at a Certified great workplace. Additionally, employees at Certified workplaces are 93% more likely to look forward to coming to work, and are twice as likely to be paid fairly, earn a fair share of the company's profits, and have a fair chance at promotion.

As announced in September 2021, Transfix has entered into a definitive business combination agreement with G Squared Ascend I Inc. (NYSE: GSQD), a special purpose acquisition company sponsored by affiliates of G Squared, that is expected to result in Transfix becoming a publicly listed company. Completion of the business combination is subject to customary closing conditions.

About Transfix

Transfix is a market-leading, next-generation freight platform transforming the traditional and digital freight sector while bringing transparency, trust, and sustainability to the transportation ecosystem. The company combines deep industry expertise and a world-class class carrier network with advanced technology. The result? Competitive pricing, superior service and reliability, and an intelligent platform designed to optimize the supply chain from start to finish. Today, some of the world's most recognized brands rely on Transfix's trusted carrier network. Transfix was named one of Forbes' "Next Billion-Dollar Startups" and is headquartered in the heart of New York City. For more information, visit www.transfix.io.

About Great Place to Work Certification™

Great Place to Work® Certification™ is the most definitive "employer-of-choice" recognition that companies aspire to achieve. It is the only recognition based entirely on what employees report about their workplace experience – specifically, how consistently they experience a high-trust workplace. Great Place to Work Certification is recognized worldwide by employees and employers alike and is the global benchmark for identifying and recognizing outstanding employee experience. Every year, more than 10,000 companies across 60 countries apply to get Great Place to Work-Certified.

About Great Place to Work®

Great Place to Work® is the global authority on workplace culture. Since 1992, they have surveyed more than 100 million employees worldwide and used those deep insights to define what makes a great workplace: trust. Their employee survey platform empowers leaders with the feedback, real-time reporting and insights they need to make data-driven people decisions. Everything they do is driven by the mission to build a better world by helping every organization become a great place to work For All™. Learn more at greatplacetowork.com and on LinkedIn, Twitter, Facebook and Instagram.

About G Squared

G Squared is a global venture capital firm that partners with dynamic companies throughout their life cycles as a complete capital solutions provider, working to create value for companies, investors, employees, and other stakeholders. The firm focuses on investments in growth-stage technology companies and has invested in over 100 portfolio companies since it was founded in 2011. The firm's affiliate, G Squared Ascend, offers transformative private companies a path to public markets via SPAC. For more information on G Squared and its portfolio, visit: www.gsquared.com. For more information on G Squared Ascend, visit: www.gsquaredascend.com.

Media Contact

Chelsea Horn, Carve Communications for Transfix

chelsea@carvecomms.com

(210) 378-8580

Investor Contact

Investors@solidpower.com

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. (“G Squared Ascend I”) and Transfix, Inc. (“Transfix”), Transfix Holdings, Inc. (“Transfix Holdings”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I’s stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I’s executive officers and directors in the solicitation by reading G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are “forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I’s proposed business combination with Transfix, G Squared Ascend I’s ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I’s or Transfix’s current plans and operations as a result of the announcement of the transactions; (v) Transfix’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix’s business and the timing of expected business milestones, (ix) the effects of competition on Transfix’s business, (x) supply shortages in the materials necessary for the production of Transfix’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of G Squared Ascend I’s final prospectus filed on February 8, 2021, Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, in each case, under the heading “Risk Factors,” and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8th 2021. G Squared Ascend I’s SEC filings are available publicly on the SEC's website at www.sec.gov.